BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish ● Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 442-274-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

October 30, 2023

Division of Corporation Finance

Office of technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Stephen Krikorian, Accounting Branch Chief
Becky Chow, Senior Staff Accountant
Austin Pattan, Staff Attorney
Jeff Kauten, Staff Attorney

Re:	Eva Live Inc. (“Registrant” and/or “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed on October 27, 2023
File No. 333-273162

Gentlepersons:

On behalf of the Registrant, we hereby request “acceleration” of the effective date of the Registration Statement to 12:00 p.m., Washington, D.C. time, on Wednesday, November 1, 2023, or as soon thereafter as practical.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. D. Boulette, CEO